TransAlta Reports First Quarter 2015 Results

CALGARY, Alberta (April 28, 2015) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported first quarter 2015 comparable EBITDA(1) of $275 million and comparable FFO(1) of $211 million, in line with expectations and tracking to the guidance provided for 2015. Comparable EBITDA and FFO decreased $35 million and $27, respectively, compared to the same period last year, primarily due to the impact of lower margins from Energy Marketing. Last year, Energy Marketing benefited from strong electricity and gas prices due to very cold weather in the North East. Our strategy of being highly contracted generally limited the impacts of lower price volatility and lower prices in Alberta in the quarter where power prices averaged $29/MWh during the first quarter of 2015 compared to $61/MWh in the same period last year.

“Our first quarter financial performance is in line with our business plan for 2015,” said Dawn Farrell, President and CEO. “During the quarter we continued to make significant progress to grow our portfolio of highly contracted assets, improve our operating performance, and strengthen our financial condition. We have completed the first step of our funding plan for the year having recently announced that we entered into an Investment Agreement with TransAlta Renewables for a $1.78 billion investment in our Australian portfolio. The approximately $215 million of net proceeds generated from this transaction will go directly towards meeting our debt reduction target for 2015. The transaction will also result in an increase in our ownership of TransAlta Renewables from 70% to 76%. We believe the transaction offers strong value for the shareholders of both companies as TransAlta remains the majority shareholder and sponsor of TransAlta Renewables. TransAlta is well positioned to make further advances on our debt reduction initiatives for 2015.”

During the quarter, we successfully completed construction of our Australian natural gas pipeline which is now delivering gas to our Solomon facility and started the construction of our 150 megawatt (“MW”) South Hedland combined cycle gas facility, with the project progressing as planned.

Recent Strategic Accomplishments

  Entered into an agreement whereby TransAlta Renewables has agreed to invest $1.78 billion to acquire an economic interest based on our portfolio of Australian assets and fund the construction of the South Hedland project. Once completed, this transaction will unlock the value of our Australian business and will raise approximately $215 million in net cash proceeds for debt reduction. The transaction will also increase our ownership of TransAlta Renewables from 70 per cent to 76 per cent.
  Entered into a new 15-year 72 MW power supply contract for our Windsor facility with Ontario’s Independent Electricity System Operator (“IESO”).

(1)Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital, preferred dividends and non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, comparable funds from operations, comparable free cash flow, comparable earnings per share, comparable funds from operations per share, and comparable free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the MD&A for the quarter for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

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  Refinanced maturing debt at our jointly owned Pingston facility. Our share of gross proceeds was $45 million, used primarily to repay the $35 million secured debenture.
  Completed construction on the AUD$183 million, 43% owned natural gas pipeline to our Solomon power station.
  Started and progressed construction on the AUD$570 million, 150 MW combined cycle gas power station in South Hedland, Australia, which we will own and operate. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.
  Received a BBB-/Stable credit rating from Fitch Ratings. Investment grade credit ratings were re-affirmed by Moody’s (negative outlook pending), S&P and DBRS.
  Improved our competitive position in Canadian Coal with the implementation of a work force reduction and a 3 year agreement with Alstom to provide maintenance for 10 major projects. The reduction of labour is expected to generate savings of $12 million annually and the Alstom agreement is expected to result in estimated direct cost savings of $34 million over the full term.
  At March 31, 2015, our liquidity was ~$1.0 billion compared to $0.9 billion a year earlier and $1.6 billion as at Dec. 31, 2014. We used our liquidity to repay a USD$500 million Senior Note maturing in January. Cash proceeds from our recent transaction with TransAlta Renewables are expected to replenish our liquidity in the second quarter of 2015 once the transaction has closed.

First Quarter Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2015	March 31, 2014

Canadian Coal	95	95
U.S. Coal	23	17
Gas	83	83
Wind	55	63
Hydro	14	20
Energy Marketing	23	49
Corporate	(18)	(17)
Total Comparable EBITDA	275	310

•	Canadian Coal: Comparable EBITDA in the first quarter was consistent with the same period in 2014. Positive impacts from our strong contract profile and lower fuel costs offset the effects of higher unplanned outages and lower prices.
•	U.S. Coal: Comparable EBITDA was $23 million in the quarter compared to $17 million for the same period in 2014. The increase is primarily due to lower prices for replacement power in 2015 generating higher margins from economic dispatching.
•	Gas: Comparable EBITDA was consistent in the quarter compared to the same period in 2014, despite lower Alberta prices, as our hedging and contract positions mitigated the lower prices. We began earning revenues from the Australian natural gas pipeline following its commissioning in March.
•	Wind: Comparable EBITDA decreased in the quarter to $55 million compared to $63 million for the same period in 2014, primarily as a result of lower wind volumes compared to last year in Eastern Canada and Wyoming and lower market prices in Alberta.
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•	Hydro: Comparable EBITDA decreased by $6 million to $14 million compared to the same period in 2014, primarily due to lower power market volatility in Alberta and lower pricing for ancillary services.
•	Energy Marketing: Comparable EBITDA was $23 million in the quarter, down $26 million compared to the first quarter of 2014, primarily due to lower commodity price volatility which provided fewer trading opportunities.
•	Corporate: Our corporate segment incurred similar costs in the first quarter of 2015 compared to the same period in 2014.

Consolidated Financial Review

Comparable EBITDA for the quarter totaled $275 million down from $310 million in the same period last year primarily due to a decrease in comparable EBITDA earned by Energy Marketing. The decrease in Energy Marketing comparable EBITDA is attributable to reduced volatility in Eastern markets, following extraordinary conditions in the first quarter last year. Lower power prices in Alberta and the Pacific Northwest did not materially impact our results during the quarter as our generation is mostly contracted or hedged.

Comparable FFO for the quarter decreased $27 million to $211 million compared to the same period in 2014, primarily due to the decrease in comparable EBITDA and a payment for the settlement of a Force Majeure event. Lower interest expense in connection with lower debt outstanding and realized foreign exchange gains offset some of the shortfall. Comparable free cash flow for the quarter decreased $29 million to $110 million compared to the same period in 2014.

During the quarter, comparable net earnings attributable to common shareholders was $26 million ($0.09 net earnings per share), down from comparable net earnings of $47 million ($0.17 net earnings per share) during the same period last year, as lower net interest expense, lower income taxes, and higher foreign exchange gains partially offset lower comparable EBITDA.

Reported net earnings attributable to common shareholders was $7 million for the quarter ($0.03 net earnings per share) compared to net earnings of $49 million ($0.18 net earnings per share) for the same period in 2014. The differences between comparable and reported net earnings are mainly due to changes in the fair value of de-designated and economic hedges at U.S. Coal, net of related tax expense.

Operating Review

Availability for the quarter, after adjusting for economic dispatching at U.S. Coal, was 91.3 per cent compared to 91.5 per cent in the same quarter last year and in line with our long-term target of 89 to 91 per cent for 2015. Availability for the first quarter was slightly below our expectations as a result of a 21 day outage at one of our Sundance units. An unplanned outage also began at our Keephills Unit 1 facility at the end of March due to a damaged superheater. We believe the K1 outage will qualify as a Force Majeure event. The unit is expected to return to service in Q2.

Production for the quarter decreased 2,167 GWh to 9,900 GWh compared to the same period in 2014 primarily due to an earlier start to seasonal economic dispatching at U.S. Coal due to the mild Pacific Northwest winter.

Total sustaining capital expenditures were $70 million for the quarter. As a result of lower generation at U.S. Coal, we deferred a major turnaround scheduled for one of the Centralia Units and reduced our capital expenditures for the year. We have revised our target range from $310-$340 million to $295-$325 million for 2015.

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Recent Events

Dropdown of our Australian Portfolio to TransAlta Renewables

On March 23, 2015, we entered into an investment agreement with TransAlta Renewables pursuant to which TransAlta Renewables agreed to acquire an economic interest based on our Australian power generation portfolio and our Fortescue River gas pipeline (the “Portfolio”) and fund the remaining project costs for the South Hedland gas-fired project, for a combined value of approximately $1.78 billion (the “Transaction”). The Portfolio consists of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 km gas pipeline.

Upon closing of the Transaction, we expect to receive up to approximately $215 million in net cash proceeds from TransAlta Renewables and approximately $1.1 billion of common and Class B shares in TransAlta Renewables, increasing our ownership to 76% from 70%. The Corporation will continue to own, manage and operate the Australian assets.

Closing of the Transaction is expected to occur in May 2015 and is subject to approval by TransAlta Renewables’ shareholders (excluding TransAlta).

Keephills Unit 1 Force Majeure

On March 17, 2015, an unplanned outage began at our 395 MW Keephills Unit 1 facility due to a damaged superheater. We have ordered replacement equipment and the plant is currently set to return to service during the second quarter of 2015. We have given notice to the PPA buyer and the Balancing Pool of a Force Majeure event. We do not expect there to be a material financial impact as a result of the outage.

Australian Natural Gas Pipeline

On March 19, 2015, we announced the completion of the Fortescue River Gas Pipeline in Western Australia. The project, our first pipeline, was completed within a nine month timeframe and for an estimated total cost of AUD $183 million. We hold a 43 per cent interest in the pipeline. The pipeline delivers gas to our Solomon power station which services Fortescue Metals Group’s mining operations at the Solomon Hub.

South Hedland Power Project

In January, we started construction of a 150 MW combined cycle gas power station in South Hedland, Western Australia. All major equipment for the project has been procured and detailed engineering is ongoing. ABB Australia Pty Ltd. has been selected as the contractor for the engineering, procurement, and construction of the electrical works for the project. The power station is expected to be commissioned and delivering power to customers in the first half of 2017.

The project is estimated to cost approximately AUD$570 million to build. The development has been fully contracted under 25-year Power Purchase Agreements with Horizon Power, a state owned utility company, and The Pilbara Infrastructure Pty Ltd., a wholly owned subsidiary of Fortescue Metals Group (“FMG”), a mining company. The project may be expanded to accommodate additional customers at later dates. The power station will supply Horizon Power’s customers in the Pilbara region as well as FMG’s port operations.

Operational Improvements

On Jan. 14, 2015, we initiated a significant cost-reduction initiative at our Canadian Coal power generation operations resulting in a 20 per cent reduction in the workforce. The initiative is expected to generate savings of approximately $12 million annually. The initiative was quickly implemented and we are already capturing a large part of these savings. As a result, we incurred approximately $7 million of restructuring costs in the first quarter.

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First Quarter 2015 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2015	March 31, 2014
Adjusted availability (%)(2),(3)	91.3	91.5
Production (GWh)(2),(4)	9,900	12,067
Revenue	593	775
Comparable EBITDA	275	310
Reported Net Earnings (loss) attributable to common shareholders	7	49
Comparable Net Earnings attributable to common shareholders	26	47
Comparable Funds from Operations	211	238
Cash Flow from Operating Activities	153	279
Comparable Free Cash Flow	110	139

Net Earnings per common share	0.03	0.18
Comparable Net Earnings per share	0.09	0.17
Comparable Funds from Operations per share	0.76	0.88
Comparable Free Cash Flow per share	0.40	0.51
Dividends paid per common share	0.18	0.29

(2) Availability and production includes all generating assets (generation operations and finance leases). 2014 availability also includes equity investments, which were sold in 2014.

(3) Adjusted for economic dispatching at U.S. Coal.

(4) 2014 production includes 314 GWh from CE Generation LLC and Wailuku Holding Company, LLC, both of which were sold in 2014. Refer to the Significant 2014 Events and Subsequent Events section of our 2014 Annual MD&A for further discussion.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 2:00 p.m. MT (4:00 p.m. ET) today to discuss our first quarter 2015 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

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A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements including, without limitation, statements regarding the business and anticipated financial performance of TransAlta, the development of the South Hedland power station, expected comparable EBITDA and FFO for 2015, expected sustaining capital expenditures for 2015, target fleet availability for 2015, expected cost reductions from the maintenance contract with Alstom and other initiatives, expected debt reduction initiatives, closing of, and expected receipt of proceeds from, the Transaction, expected increase in participation in TransAlta Renewables and the expected impact of the Keephills Unit 1 Force Majeure event. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates, any impediments to the construction of the South Hedland power project and failure to proceed with plans for the sale of contracted assets or economic interests to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any regulatory, shareholder or third party approvals (including with respect to the Transaction). Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com